UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 1)

                                GENETHERA, INC.
                (formerly known as Hand Brand Distribution, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 NOT APPLICABLE
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              David W. Sloan, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3355
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 13, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



                         (Continued on following pages)

                               (Page 1 of 4 Pages)

CUSIP No._______                       13D                   Page 2 of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                      Fidra Holdings Ltd.


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS                                              N/A



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION                         Bahamas



________________________________________________________________________________
               7    SOLE VOTING POWER                             860,000

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                           0
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER                        860,000

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                      0
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY                       860,000
     EACH REPORTING PERSON


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           4.7%



________________________________________________________________________________
14   TYPE OF REPORTING PERSON                                     CO



________________________________________________________________________________

         This Amendment No. 1 amends and terminates the Schedule 13D filed by Fidra Holdings Ltd. relating to the shares of common stock, par value $0.001 per share (the "Common Stock"), of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The responses to Item 5(a), (b) and (c) are hereby amended by deleting the entire text thereof and inserting the following in lieu thereof:

          (a) - (b) As of October 13, 2004, Fidra Holdings Ltd., beneficially owned 860,000 shares of Common Stock, which represent 4.7% of the 18,365,000 shares of Common Stock outstanding as of October 13, 2004.

          (c)       Description of Securities Transactions

On October 13, 2004, a $50,000 Series A Convertible Note of the Issuer payable to the Reporting Person and convertible into 100,000 shares of Common Stock of the Issuer, was assigned to The Regency Group, LLC, 7400 E. Orchard Road, Suite 290, Greenwood Village, CO 80111 for $50,000 in principal plus accrued interest of $11,015.47.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        November 4, 2004




                                        /s/ Iain H.T. Brown
                                        ----------------------------------------
                                        Iain H.T. Brown
                                        Vice President